LEAD INVESTOR



Michael Petrarca Mike Petrarca

I wanted to take advantage of this one-of-a-kind investment opportunity that brings the fields of sports and finance together. It allows me to support and invest in the future of an up-and-coming fighter whose combination of talent, drive, and personality does not come along very often. The Sniper is a world-class talent who has the ingredients to be great and is a role model for the spot I love. This support will help The Sniper focus on improving his skills as a boxer and allow him to take his career to the nest level without distraction.